Exhibit 99.23

VIA EMAIL

To:

The Board of Directors of Procaps Group, S.A. (the “Board”)

Procaps Group, S.A

9, rue De Bitbourg

L-1273 Luxembourg

Grand Duchy of Luxembourg

(the “Company” or “Procaps”)

October 28, 2024

Dear Board Members,

Following our last letter to you on October 10, 2024, Hoche Partners Pharma Holding S.A. (“Hoche”) has made a clear offer to re-capitalize the Company on October 20, which included an immediate $20 million cash contribution plus an additional commitment to provide another $20 million in cash by the end of the year (either from third party investors or from Hoche). This offer was, given the results of the audit investigation so far, naturally tied to a number of conditions related to pricing, corporate governance and a clear separation of the Company from the responsible majority shareholders at management and board level, in order to restore the trust in the Company; all of this for the benefit of lenders, creditors, and other shareholders.

The forbearance period with the Company’s lenders has expired on 11:59 p.m. Eastern Time on October 25, 2024. Hoche therefore assumes that the Company is now in default under its loan obligations. Also, considering the dire financial situation of the Company, the Company is presumably unable to pay its suppliers.

Our financing offer would have saved the Company. Without our financing, it seems unclear how the Company can obtain funding to avoid bankruptcy. Hoche made clear that its conditions were not negotiable. Unfortunately, the majority shareholders continue to provide unrealistic counter-offers. Considering the illegal accounting practices in violation of applicable accounting rules concerning related party transactions with the majority shareholders, as well as the overly generic disclosure of the results of the investigation, Hoche has decided to withdraw its offer and cease negotiations with the majority shareholders at this time.

Sincerely,

/s/ Alejandro Weinstein

By:   Alejandro Weinstein, on behalf of Hoche Partners Pharma Holding S.A.